THIRD AMENDMENT TO PORTFOLIO MANAGEMENT AGREEMENT

For The ESG Growth Portfolio

AMENDMENT made this 23rd day of June, 2018, to the Portfolio Management Agreement (“Agreement”) made the 23rd day of June, 2015, (“Effective Date”) between BNY Mellon Asset Management North America Corporation (formerly Mellon Capital Management Corporation), a corporation organized under the laws of Delaware (“Portfolio Manager”), and The HC Capital Trust, a Delaware statutory trust (“Trust”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to a portion of the HC Capital Trust ESG Growth Portfolio (“Portfolio”), a separate series of the Trust, pursuant to the Agreement; and

WHEREAS, as of January 31, 2018, Mellon Capital Management Corporation changed its corporate name to BNY Mellon Asset Management North America Corporation; and

WHEREAS, the Portfolio Manager has agreed to amend the Agreement in a manner that will adjust the fee payable to the Portfolio Manager, as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

4.    Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses. For its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be payable monthly in arrears within 30 days after each month end at the annual rate of 0.16% of the average daily net assets of the Account.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

ATTEST:	BNY Mellon Asset Management North America Corporation

	By:	/s/ Almond Goduti
Almond Goduti, Managing Director

ATTEST:	The HC Capital Trust (on behalf of The ESG Growth Portfolio)

	By:	/s/ Colette Bergman
Colette Bergman, VP & Treasurer